UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 3, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒  Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐  No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐  No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1 FIBRIA APP IS AVAILABLE FOR DOWNLOAD AT APPLE STORE AND GOOGLE PLAY WELCOME TO THE 4TH FIBRIA DAY

Fibria Day

DISCLAIMER 3 The information contained in this presentation may include statements which constitute forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk and uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may turn out to be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date on which they are made.

CORPORATE GOVERNANCE & FINANCIAL STRATEGY Guilherme Cavalcanti–Chief Financial Officer 2 COMPETITIVE STRATEGY Marcelo Castelli-Chief Executive Officer 12015 OUTLOOK Guilherme Cavalcanti–Chief Financial Officer 3PULP AND PAPER MARKET Henri Philippe Van Keer–Chief Commercial Officer 4 AGENDA

5 CORPORATE GOVERNANCE & FINANCIAL STRATEGY Guilherme Cavalcanti – Chief Financial Officer 2 1 2015 OUTLOOK Guilherme Cavalcanti – Chief Financial Officer 3 PULP AND PAPER MARKET Henri Philippe Van Keer – Chief Commercial Officer 4

FIBRIA HAS ACHIEVED OUTSTANDING RESULTS IN ITS 5-YEAR LIFE, AND NOW HAS THE MOST SOLID CAPITAL STRUCTURE AMONG LATAM PLAYERS[(1)]

4th FibriaDay
New York 2014




Net Debt/EBITDA US$ (x)
7.5
4.1
4.2
3.3
2.6
2.5
Investment Grade, by Fitch Ratings
(Moody's: Ba1/Positive
S&P: BB+/Positive)
Gross Debt (US$ bn)
Net Debt (US$ bn)
8.6
6.3
7.2
5.9
6.0
5.1
5.3
3.8
4.2
3.4
3.5
3.0
2009
2010
2011
2012
2013
3Q14

2009

Sale of Guaíba: US$1.4 bn

2019 Bond: US$1.0 bn
9.25% 10NC5

2010

2020 Bond: US$750 mn
7.5% 10NC5

Sale of Conpacel/KSR: US$896 mn

2011

2021 Bond: US$750 mn
6.75% 10NC5

Sale of Piracicaba: US$313 mn

Liability and Liquidity Management Policy

2012

Equity offering: US$680 mn

Forest Sale: US$419 mn

FCF: US$428 mn

Covenants renegotiation to 4.5x in US$

2013

Land deal: US$685 mn

FCF: US$587 mn

Tender Offer for Senior Notes due 2020: US$486 mn

3Q14

Early 2020 and 2021 Bond redemption

2024 Bond issuance: US$600 mn
5.25% 10N

2019 Bond call

LTM 3Q14 FCF: US$490 mn

(1) Debt converted by end-period FX. FCF converted by average FX and assets sales converted by the FX transaction's date.

6

RESULTS WERE ACHIEVED WITH CONTINUOUS IMPROVEMENT, OPERATIONAL EXCELLENCE 7 * Excludes Conpacel | ** Considering the IPCA index. EBITDA (R$ million) - EBITDA MARGIN (%) PRODUCTION VOLUME (000 t) BEST PRACTICES AND OPERATING STABILITY +14% Historical Value Inflation Effect** CASH COST (R$/ton) -21% Historical Value Inflation Effect** SG&A (R$ million) STRUCTURE AND PROCESS SIMPLIFICATION -28%

Business Case R$ BILLION AND SYNERGIES, CONFIRMING THE VALUE CREATION FROM A CONSOLIDATION PROCESS 8 Actual Industrial Forestry Taxes Supply Chain Others SG&A

CHALLENGING SCENARIO AHEAD 9 We are largely influenced or dependent on: a global commodity; a fragmented and undisciplined industry; an already flattened cost curve; by cost inflation; and currency volatility. The most likely scenario is that SUCH ENVIRONMENT WILL NOT CHANGE !

FIBRIA’S STRATEGY ALLOWS US TO BE PREPARED TO FACE THIS ENVIRONMENT 10 IMMEDIATE SHORT TERM MEDIUM TERM LONG TERM - CONTINUOUS IMPROVEMENT GROWTH INITIATIVES IN THE VALUE CHAIN Financial Discipline Solid Governance Sustainability Transparence Talent Retention, Professional Development and Succession Good Organizational Climate Operational Excellence Asset Light Biotechnology Forest Base Formation Organic Growth Consolidation Bio Industry Logistics Real Estate Options

REVISITING THE CONCEPT OF VALUE CREATION 11 VALUE LEVERS Cost Reduction Initiatives Revenues Increment Initiatives Risk Reduction Initiatives ASSETS OPTIMIZATION STRATEGIC OPTIONS Option A Option B Option C BUSINESS VALUE MAXIMATION LONG TERM VIEW VALUE AS IS EXPECTED VALUE FULL POTENTIAL VALUE Operational and Tactical initiatives Transformational initiatives

FIBRIA PRESENTS A NEW STRATEGIC PLATFORM TO MAXIMIZE VALUE CREATION 12 o MAXIMIZING THE LONG TERM VALUE TO THE SHAREHOLDER Operational Excellence Innovation Strategy High Performance Culture People New Businesses

THE MAX VALUE PROJECT
Management initiatives to unlock value

4th FibriaDay
New York 2014

VALUE LEVERS

NEW BUSINESSES

- Biostrategy
- Infrastructure projects
- Real estate development projects

OPERATIONAL EXCELLENCE

- Energy efficiency plan
- Forest of the Future Project
- Product differentiation (ex: Eucastrong)


High Performance Culture
People
Operational Excellence
Innovation
Strategy
New Businesses
Approx. R$3.0 billion NPV

GROWTH

- Organic Expansion?
- Consolidation?

INNOVATION

- Biotechnology
- Nanocellulose

STRATEGIC OPTIONS

MAXIMIZING THE LONG TERM VALUE TO THE SHAREHOLDER

13

 BIOTECHNOLOGY: MAI PULP 14 8.4% growth per cycle between 2010 and 2040 10.5% growth per cycle between 1970 and 2010. MAI Pulp Plantation: Expected for new planted areas in Fibria’s own forests, adopting classical breeding and molecular markers technologies. MAI Pulp Harvesting: Expected at the time of harvest, considering the mix of the old and new plantations. Displacement of MAI Plantation vs MAI Harvesting curves due to mix of reform and sprouting MAI(1) Pulp (adt/ha/year) (1) Mean Annual Increment MAI Plantation MAI Harvesting

 THE INCREASE OF MAI PULP OVER TIME IMPACTS FIBRIA'S RESULTS IN MANY WAYS 15 MAI Pulp Tons of pulp / ha / year Specific Consumption Pulp yield in the mill M³ OF WOOD / TON OF PULP Lower wood consumption in pulp production IMPACTS Silviculture CAPEX savings. Reduced need for planted areas. Reduced average distance from forest to mill. Savings in harvesting and freight. Wood mix optimization. MAI Forest productivity in the field M³ OF WOOD / HECTARE / YEAR More wood production per planted hectare per year

MAX VALUE PROJECT Forest Productivity field trials – MAI Pulp Plantation New clones effectively planted surpassing targets (not GMO) Ton/ha/year 16

ENHANCED FORESTRY TECHNIQUES 17 New Elite Clone 2 years old Current Elite Clone 2 years old

MAX VALUE PROJECT 18 Product differentiation and disruptive technologies 34% Main Actions GENETIC TRANSFORMATION PROCESS IMPROVEMENTS PULP APPLICATION ENGINEERING FIBER DIFFERENTIATION (EUCASTRONG) REDIRECTING THE INNOVATION FOCUS

MAX VALUE PROJECT 19 Other opportunities MAX VALUE PROJECT Other opportunities Talking about transformational initiatives NANOCELLULOSE

MAX VALUE PROJECT 20 Accessing opportunities in nanocellulose SECTOR FIBRIA Jacareí Aracruz Três Lagoas Technology Licensing External producers Current or contiguous value chains New value chains Fibria’s characteristics enable the company to play a liaison role in the value chain Packaging Hygiene Special Papers Composites Cement Oil & Gas Paints

MAX VALUE PROJECT 21 Potential to create value Development of areas with high real estate potential Wind Power LAND Innovation and forest productivity performance FOREST Value creation of non-core production phases and logistics assets INDUSTRY AND LOGISTICS

Market Price of own Land as of Sep/14: R$3.9 billion Book Value of own Land as of Sep/14: R$1.2 billion MAX VALUE PROJECT 22 Hidden asset value Fibria’s Owned Land Ha (‘000) Book Value R$/ha Market Value R$/ha Total 491 2,535 7,964 Fonte: FNP Land sold in 2013: - 206k ha; - Up to R$1.65 billion (~R$8k per ha).

Accounting ROE and ROIC don’t reflect value creation (cash flow), and the market value of owned 2012 2013 LTM 3Q14 2012 2013 LTM 3Q14 land ROE (Net Profit/Avg Equity) 2012 2013 LTM 3Q14 ROIC (Net Profit/Invested Capital) 2012 2013 LTM 3Q14 ROE (Adj. Ebitda – Total CAPEX – Interest – Taxes /Avg Equity before IFRS) Land sold in 2013: After tax capital gain of R$527 million not considered ROIC (Adj. Ebitda – Total CAPEX – Taxes/ Invested Capital before IFRS) Land sold in 2013: After tax capital gain of R$527 million not considered 23

MAX VALUE PROJECT The targeted area represents only 0.6% of the land owned by Fibria; Real estate thinking: minimum value creation of R$500 million NPV. Turning areas per hectare into square meter 24

25 CORPORATE GOVERNANCE & FINANCIAL STRATEGY Guilherme Cavalcanti – Chief Financial Officer 2 COMPETITIVE STRATEGY Marcelo Castelli - Chief Executive Officer 1 2015 OUTLOOK Guilherme Cavalcanti – Chief Financial Officer 3 PULP AND PAPER MARKET Henri Philippe Van Keer – Chief Commercial Officer 4

SHAREHOLDER STRUCTURE 26 Votorantim/BNDES Shareholders Agreement renewed (1) Free Float 40.14% + Treasury 0.06% Votorantim Industrial S.A. 29.42% Free Float 40.20%(1) Shareholders Agreement Renewal Additional 5 years term, expiring Oct. 2019 BNDESPar linked 20.59% of total capital VID has its entire stake linked Stronger commitment to distinct corporate governance and capital discipline BNDES Participações Linked 20.59% 30.38% Not linked 9.79% Policies approved by the Board of Directors Indebtedness and liquidity Anti-corruption Related parties transactions Market risk management Risk management Corporate governance Information disclosure Securities trading Novo Mercado listing segment Only 1 class of shares 100% voting rights 100% tag along rights (Brazilian corporate law establishes 80%) Board of Directors with minimum 20% independent members Financial Statements in International Standards – IFRS Adoption of Arbitration Chamber SEC Registered ADR Level III program HIGHLIGHTS

Free Float Investor Dominant Profile(2) Free Float by Country Free Float Local vs. Foreign SHAREHOLDER BASE 27 Total Free Float (1) Free Float 40.14% + Treasury 0.06% (2) According to historical position on Fibria’s shareholder base Average Daily Trading Volume (3Q14 LTM): US$33 million

CORPORATE GOVERNANCE STRUCTURE 28 Board of Directors 20% independent members Roles of CEO and Chairman are split General Meeting Fiscal Council 100% independent members Finance Committee 30% independent members Personnel and Remuneration Committee 50% independent members Sustainability Committee 45% independent members Innovation Committee - Statutory Audit Committee 100% independent members

Focus on Value Creation LTM 3Q14 HIGHLIGHTS Net debt/EBITDA ratio in US$ of 2.5x (Sept. 2013: 2.9x) Total cost of debt in US$ reduced to 3.7% p.a. (Sept. 2013: 4.5% p.a.) Free cash flow totaled R$1.1 billion, 7.5% FCF yield Working Capital release of US$139 million(1) Investment Grade (IG) rating at Fitch 10 year US$600 million Bond issued w/o covenants and spread similar/below full IG peers Continuous liability management to reduce cost of capital Zero Based Budgeting - ZBB 29 Converted by LTM FX

Utilities results boosted by energy sales (3Q14: R$34/t I 2Q14: R$36/t I 3Q13: R$12/t) NO EXPOSURE TO THE RISK OF ELECTRICITY SHORTAGES, IN SPITE OF WHICH THE COMPANY HAVE BENEFITED FROM THE SALE OF SURPLUS ENERGY 30 LTM inflation (IPCA): 6.75% LTM average FX: -0.6% 3Q13 3Q14 + 0.2%

STRONG FLEXIBILITY AND STRUCTURAL ENERGY GENERATION SURPLUS OF 66 MWh

4th FibriaDay
New York 2014

Aracruz Unit Structure



Matrix
Black Licor 81%
Biom 10%
Gas 8%
Oil 1%
Black Licor
Fuel Oil
RB
Black Licor
Fuel Oil
RB
Black Licor
Fuel Oil
RB
Biomass
Fuel Oil
Methanol
PB
Biomass
Fuel Oil
Methanol
PB
Natural Gas
Limekilns
Steam
1.760 t/h
TG
TG
TG
TG
TG
TG
100%
MILL
Escelsa

Fibria Consolidated LTM 3Q14:

Consumed: 447 MWh
Generated: 503 MWh
Surplus: 66 MWh

RB: Recovery Boiler (Total: 7) | PB: Power Boiler (Total: 6) | TG: Turbo Generator (Total: 13)

31

CAPITAL STRUCTURE 32 Fibria has the lowest leverage ratio among its Latam peers Fibria Arauco CMPC Klabin Suzano S&P BB+/Positive BBB-/Stable BBB+/Negative BBB-/Negative BB/Stable Moody’s Ba1/Positive Baa3/Stable Baa3/Negative - Ba2/Stable Fitch BBB-/Stable BBB/Stable BBB+/Stable BBB-/Negative BB/Stable (1) Fibria’s historical data in BRL. | (2) Market consensus. Net Debt/EBITDA (x)(1)

September 2014 LIABILITY MANAGEMENT PLAN STILL IN COURSE, ALSO FOCUSING ON IMPROVING DEBT MATURITIES 33 Total cost of debt (1): 3.7% p.a. Average maturity: 55 months Land Deal Bond buyback: Fibria 2020, 2021 and VOTO IV Fibria 2024 issuance Bank loans renegotiations Lower cost of debt Smoother debt amortization schedule Estimated NPV of all initiatives until the end of 2014: US$300 million (1) Total average cost (pro-forma), considering debt in reais adjusted by the swap curve on 09/30/2014. The average cost in foreign currency was 4.0% p.a. and the local currency average cost was 7.2% p.a. December 2013 Cost of debt: 4.6% p.a. Average maturity: 52 months

LIABILITY MANAGEMENT RECENT ACTIONS 34 Repurchase of costly debt Issuance of a Syndicated EPP (US$400 MM) Joint Bookrunners: BNP Paribas and Natixis (full commitment) Tranche A: L + 1.30% p.a.| 5-y Cost reduction of 32.5 bps from our last EPP. Tranche B: L + 1.40% p.a. | 5-y bullet Average term increase of 1 year and cost reduction of 22.5 bps from our last EPP. Tranche C: L + 1.55% p.a. | 6-y Average term increase of 1.5 years and cost reduction of 7.5 bps from our last EPP. Amortization Schedule – Pro-forma Dec/14 - US$ mn FCF 3Q14 LTM: US$489 mn

Secondary Market - As of Nov 28, 2014 Issuance NEW BOND ISSUANCE BETTER PRICED THAN INVESTMENT GRADE ISSUERS 35 Rating Maturity Volume T-Spread Coupon X Book Fibria Ba1 / BBB- / BB+ 2024 US$600 mn 275 bps 5.25% 11.5x Braskem Baa3/BBB-/BBB- 2024 US$500 mn 340 bps 6.45% 11.0x Petrobras Baa1/BBB/BBB 2024 US$2.5 bn 350 bps 6.28% 3.3x Klabin BBB-/BBB- 2024 US$500 mn 269 bps 5.25% 6.0x Samarco BBB-/BBB 2024 US$500 mn 288 bps 5.375% 3.6x Rating Maturity Volume G-Spread Yield Fibria Ba1 / BBB- / BB+ 2024 US$600 mn 289 bps 5.047% Braskem Baa3/BBB-/BBB- 2024 US$500 mn 362 bps 5.742% Klabin BBB-/BBB- 2024 US$500 mn 332 bps 5.490% Odebrecht Baa3/BBB-/BBB 2023 US$800 mn (1) 297 bps 5.017% Petrobras Baa1/BBB/BBB 2024 US$2.5 bn 368 bps 5.817% Gerdau Baa3/BBB-/BBB- 2023 US$750 mn 308 bps 5.130% Samarco BBB-/BBB 2024 US$ 500 mn 366 bps 5.848% (1) Outstanding: US$102 mn

Debt (US$ million) x Leverage (US$) Interest (US$ million) x Cost of Debt (US$) A CONSISTENT AND DISCIPLINED APPROACH FOCUSED ON REDUCING DEBT AND ITS COST 36 Free Cash Flow Increase Reduction on interest Reduction on Costly Debt This dynamics creates a virtuous cycle (1) Total average cost, considering debt in reais adjusted by the swap curve on 09/30/2014. In Sep/14 the average cost foreign currency was 4.0% p.a. and the local currency average cost was 7.2% p.a. (2) Considering the liability management initiatives that should support the interest reduction and the cost of debt in dollars to reduce to 3.8% p.a. (equivalent to 3.5% p.a. of total average cost), depending on the interest curve.

3Q14 LTM Results (US$/ton) (1) On a cash basis, does not include depreciation, amortization and depletion (2) Includes advance to forest partnership program | (3) IR/CS and others (2) (1) (3) FIBRIA DELIVERS ONE OF THE INDUSTRY’S HIGHEST EBITDA/T AND FCF/T 37

GROSS CAPACITY ADDITION SHOULD NOT BE REGARDED AS THE ONLY FACTOR INFLUENCING PULP PRICE VOLATILITY(1) 38 (1) Source: Hawkins Wright , Poyry and Fibria Analysis. Pulp price estimates according to Hawkins Wright (Sep/14), Brian McClay (Nov/14) and RISI (Nov/14). (2) Partially integrated production List Price bottoming at US$650/t in 2011 and US$724/t in 2014 BHKP prices - CIF Europe (US$/ton) Capacity (000 ton)

Closures of Hardwood Capacity Worldwide (000 ton) CAPACITY CLOSURES DO HAPPEN 39 Source: PPPC and Fibria

Change Nov/2014 vs. Nov/2013(3) Commodities Historical Volatility (US$)(1) LOWEST VOLATILITY AMONG COMMODITIES 40 (1) From 2009 to Dec 1,2014 | (2) Except Iron Ore (Average Vale, Rio Tinto and BHP) and LME Metals | (3) November, 26th Sugar Iron Ore Crude Oil Soy LME Metals Ibovespa Cattle Pulp BHKP Commoditiy Spot Price -7% -49% -21% -21% - - 28% -5% S&P Sector Index(2) -7% -22% -17% -21% 2% 7% 28% - FIBR3|FBR - - - - - - - 7%|-3%

FX AND PULP PRICE EXPLAIN 80% OF FIBRIA’S EBITDA MARGIN Exchange Rate Average (R$/US$) EBITDA Margin EBITDA (R$ million) Marginal producer cost (US$/t)(3) Net pulp price (US$/t) Market Consensus (1) Excludes Conpacel | (2) According to Focus Report (Brazilian Central Bank – Nov, 28/2014) | (3) According to Poyry – full cost estimate - includes Manufacturing + Delivered costs to Rotterdam + Depreciation + ROCE of 9% Net pulp price (R$/t) 41 Each 10% depreciation of the Real increases EBITDA by approx. R$600 million

AMONG THE INDUSTRY’S LOWEST CASH COST PRODUCERS 42 Source: Hawkins Wright (Outlook for Market Pulp, September 2014) | Fibria’s 3Q14 considering a FX of R$/US$2.27. Gray bar includes cash expenses as Interest, CAPEX, SG&A and Taxes (Source: RISI and Fibria). 3Q14 Fibria’s net price US$ 554/t Positive Working Capital: US$5/t SG&A Capex Interest Income Tax 1 Capacity (k tons): 1,775 660 595 570 1,570 1,045 2,415 335 625 340 7,450 = 31,385 3,745 1,010 3,950 5,300 Total Cash Cost of BHKP delivered to Europe (US$/t)

Governance Hedging Strategy HEDGE 43 Operating Hedge Position as of Sept. 2014: Notional: US$1,395 million (56% of net exposure - notional) Debt Hedge: Maturity aligned with original debt (until 2020) No margin call No threshold Swap operations (currency and rate) Operating Hedge: Net FX exposure protection in US$ up to 18 months No leverage No margin call No threshold Current strategy: Zero Cost Collar (protecting a minimum EBITDA margin) 3Q14 Average Strike: Put – R$2.20 | Call – R$3.21 All Fibria operations are registered at CETIP Hedging Policy approved by the Board of Directors and available at the Investor Relations website. Periodical follow up of the hedge portfolio by the Finance Committee. Maximum % of exposed operational cash flow is defined according to the FX risk management policy. Governance, Risk and Compliance (GRC) Department: Independent report to CEO and to the Statutory Auditing Committee Responsible for monitoring policies compliance Independent from Treasury Department

FIBRIA'S TAX STRUCTURE

4th FibriaDay
New York 2014



Tax benefits (R$ million)

Fiscal - annual adjustment

Benefit	Amount	Maturity
Goodwill (Aracruz acquisition)	Annual tax deduction R$85 million Remaining Balance Sept/14: R$1.2 billion (base)	2018
Forestry Capex in Mato Grosso do Sul state	LTM 3Q14 tax deduction related to depletion: R$31 million	Undefined

Tax loss carryforward and tax credits

Benefit	Amount
Tax loss carryforward (1)	Balance up to Sept. 14: R$332 million (base)
Accumulated tax credits	Balance Sept./2014: -PIS/COFINS: R$556 million -withholding tax (IR and CSLL): R$604 million -Befiex: R$537 million

Tax payment (cash basis)

2009	2010	2011	2012	2013	LTM 3Q14
R$7 million	R$16 million	R$4 million	R$15 million	R$31 million	R$20 million



44

REINTEGRA / PAYROLL TAX BENEFIT 45 REINTEGRA PAYROLL TAX BENEFIT Pulp included in Reintegra program – compensation of part of the existing residuary tax in the Company’s supply chain. Benefit valid at a rate of 3% tax rebate in pulp exports on a transfer price basis. Effective from October, 1st, 2014. The regulation provides two possibilities for the use of the credit: Offset against other taxes and contributions Refund in cash Inclusion of the pulp sector in the payroll tax benefit plan - positive impact on EBITDA. The benefit that used to be valid up to 2014, currently is permanent for pulp

WE DELIVERED ON WHAT WE PROMISED BUT WHAT IS THE NEXT STEP ? The Zero Based Budgeting (ZBB) is one of the major drivers for the MAX VALUE PROJECT; Budgeting arising from the KPI’s analyzed in a technical base change the "language" of the budget discussion. 46

Each expense and capex need to be explained The assumption for the new process is that the budget for next year is zero Budget developed primarily based on input consumption indicators Only one discussion cycle, initially based on budgetary guidelines Individual discussion for each expenditure package, including Sustaining CAPEX and OPEX Discussion details based on the materiality of the expense within the package Robust basis increasing the visibility of the rationale for the proposed budget amounts 47 Zero Base Budgeting Source: Catalitica Experience. Zero Base Budgeting encourages a questioning and challenging attitude of the status quo

MAX VALUE PROJECT 48 ZBB - Zero Based Budgeting Source: Catalitica Experience. Three expenses perspectives - the ZBB cube Resources (accounting lines) Zero Based Variables – ZBV’s Managers (cost centers) Zero Based Centers – ZBC’s Labor Materials () Services Site 1 Site 2 () Plant 3 Energy Port1 Activities (processes, cost drivers)

MAX VALUE PROJECT 49 ZBB - Zero Based Budgeting Managers and Package Owners work in a functional matrix arrangement Package Owners (specialists) Labor Energy Maintenance Services Others Managers (demand) Area 1 Area 2 Area 3 Area 4 Area 5 Cost drivers Managers Package Owners Key interactions within ZBB process

MAX VALUE PROJECT ZBB - Zero Based Budgeting 50 Source: Fibria, ZBB team analysis. Value achievement share by category NPV expected curve

51 Negative Neutral Positive Pulp supply Closures/conversions Inefficient capacities in China Demand Fiber and grade substitution Tissue China Pulp price Brazil GDP Energy crisis FX Capex inflation Cost inflation Rating Tax Corporate Governance FIBRIA HAS THE SIMPLEST AND MOST TRANSPARENT CALL IN THE INDUSTRY

52 COMPETITIVE STRATEGY Marcelo Castelli - Chief Executive Officer 1 PULP AND PAPER MARKET Henri Philippe Van Keer – Chief Commercial Officer 4 CORPORATE GOVERNANCE & FINANCIAL STRATEGY Guilherme Cavalcanti – Chief Financial Officer 2 3

CAPEX 53 (R$ Million) External factors +3% Management initiatives +3% +5%

CAPEX 54 (R$ Million) Structural Capex Estimate: Approx. R$1,450 from 2017 onwards

CASH PRODUCTION COST SAW AN ANNUAL INCREASE OF 3.7% OVER THE PAST 6 YEARS 55 Cash Production Cost(1) (R$/ton) 2015 Cash Production Cost: (1) Constant Currency (2) Excludes Conpacel Target to have the cash cost increase below inflation Wood costs: stable over 2014. Non recurring third party wood In 2017 the wood impact will be structurally eliminated Operating excellence actions focused on keeping cash cost below inflation Electrical energy surplus

56 COMPETITIVE STRATEGY Marcelo Castelli - Chief Executive Officer 1 CORPORATE GOVERNANCE & FINANCIAL STRATEGY Guilherme Cavalcanti – Chief Financial Officer 2 2015 OUTLOOK Guilherme Cavalcanti – Chief Financial Officer 3 PULP AND PAPER MARKET Henri Philippe Van Keer – Chief Commercial Officer 4

57 SUPPLY

Expected scenario for 2013 in Nov’2012 BHKP CAPACITY CHANGES LAST YEAR, WE STRESSED THE DIFFERENCE BETWEEN THE EXPECTED SCENARIO AND THE REALIZED ONE 58 *Source: PPPC Outlook for Eucalyptus Market Pulp November 2012 *Source: PPPC Outlook for Eucalyptus Market Pulp September 2014 Realized scenario for 2013 DELAYED Unexpected Closures 1.275 320 555 -1 5 5 -4 1 0 1.585 1.080 Eldorado Su z a n o M a r a n h ã o Montes del Plata Sa p p i Cl o q u e t Jari Net B E K P d e ma n d g r o w t h *

AS A RESULT, WE HAD BETTER PRICES THAN EXPECTED 59 Consultants: Hawkins Wright, RISI and Brian McClay (published in the end 2012 for 2013 prices) BHKP Delivered to Europe (USD/t)

YTD Scenario 2014 BHKP CAPACITY CHANGES 60 IT SEEMS THAT “THE BETTER THAN EXPECTED SCENARIO” WILL REPEAT AGAIN THIS YEAR *Partly integrated to existing PM **Source: PPPC Outlook for Eucalyptus Market Pulp November 2013 *Approved license only for 500,000 t/y ** Source: PPPC World Chemical Market Pulp World 20 October 2014 & Fibria’s estimates Expected scenario for 2014 in Dec’13 More unexpected mill closures 1.380 2.660 -1 2 0 -1 1 5 560 830 1.275 230 B E K P d e ma n d g r o w t h * * Net So d r a T o ft e Sa p p i Cl o q u e t Oji Nantong* Montes del Plata Su z a n o M a r a n h ã o Eldorado 1.380 2.660 -1 2 0 -1 1 5 560 830 1.275 230 B E K P d e ma n d g r o w t h * * Net So d r a T o ft e Sa p p i Cl o q u e t Oji Nantong* Montes del Plata Su z a n o M a r a n h ã o Eldorado

AND ALSO BETTER PRICES THAN INITIALLY PROJECTED 61 Consultants: Hawkins Wright, RISI and Brian McClay (published in the end 2012 for 2013 prices) BHKP Delivered to Europe (USD/t)

Expected scenario for 2015 in Dec’14 BHKP CAPACITY CHANGES THEN, WHAT ABOUT NEXT YEAR? 62 *Based on annual closures average (400,000 to 800,000 t/yr) **Source: PPPC Outlook for Eucalyptus Market Pulp September 2014 Realized scenario in 2015 ? Patricia: Informação de Ricardo Avena: “they will reduce their pulp purchase next year from 150kt to something between 35kt and 50kt, depending on contractual DP volumes.” Então considerando 100 mil t de aumento de oferta devido retorno da prodaução de celulose.

MORE CLOSURES, MORE SWITCHES TO OTHER GRADES? Weighted average Technical years 12.3 years Weighted average Capacity 1.277 000 t/y PM Capacity, 1000 t/a Technical Age, years 2Q/2014 Weighted average Technical years 21.0 years Weighted average Capacity 527 000 t/y PM Capacity, 1000 t/a Technical Age, years 2Q/2014 BHKP MARKET PULP BSKP MARKET PULP Old Town More than 7.7 million tons of capacity above 25 years and with annual capacity below 500,000 t/y) Source: Poyry

EUROPE: LOW NET PRICES ARE NOT SUSTAINABLE FOR LOCAL HARDWOOD PRODUCERS 64 TOTAL COST DELIVERED TO EUROPE (US$/t) vs. Net Price Source: Hawkins Wright September 2014 & Fibria | Other Costs includes Interest, CAPEX and SG&A (RISI) Net price based on last PIX/FOEX BHKP Europe in 3Q14 Premises for exchange rates considering US Dollar appreciation in 2015: USD/EUR 1.22 | SEK/USD: 7.22 | CLP/USD: 617,28 | BRL/USD: 2.45 Capacity (000 t) 570 335 2,415 625 3,950 12,750

ALSO IN CHINA: LOW NET PRICES ARE NOT SUSTAINABLE FOR LOCAL HW PRODUCERS 65 TOTAL COST DELIVERED TO CHINA (US$/t) vs. Net Price Source: Hawkins Wright September 2014 & Fibria | Other Costs includes Interest, CAPEX and SG&A (estimate) Net price based on last market price in China in 3Q14 Premises for exchange rates considering US Dollar appreciation in 2015: RMB/US$ 6.13 | IDR/US$: 12.498| R$/US$ 2.45 Capacity (000 t) 660 1,775 1,570 1,010 3,745 3,950 12,750

66 DEMAND

WILL BEKP IMPORTS TO CHINA BE AGAIN HIGHER THAN EXPECTED ? 67 Source: PPPC World-20 Chemical Market Pulp Statistics - October 2014 Hardwood and Eucalyptus Shipments (000 t and % change 10 months 2014 vs. 2013) 5.5% 10.9% 4.2% 4.2% 2.4% 4.9% 13.2% 24.4% 11.9% 4.8%

CHINESE GDP MIGHT BE SLOWING DOWN BUT RELIES MORE AND MORE ON PRIVATE CONSUMPTION 68 Source: National Bureau of Statistics of China Chinese Household Expenditure (RMB bn)

Real GDP CHINESE GDP MIGHT BE SLOWING DOWN BUT RELIES MORE AND MORE ON CONSUMPTION 69 Source: Goldman Sachs Fixed Investment Domestic Demand Household Consumption GDP components (% change, y-o-y) Back

FACTORS SUPPORTING PRIVATE CONSUMPTION GROWTH IN CHINA 70 Chinese urbanization Hukou requirements for access to social welfare and affordable housing will be eased. Revision on restrictions related to the sale of rural construction land (more income to rural households and support to urbanization). Further relaxing of one-child policy. Prices of natural resources will be more market-determined, creating a better competitive environment. Urban population in China exceed Rural population in 2011 (% of total) Back Source: World Bank

THIS INCREASE IN PRIVATE CONSUMPTION IS SUPPORTED BY NEW PAPER & BOARD CAPACITIES 71 2013 2014 2015 Total FORECAST REALIZED PREVIOUS FORECAST LAST FORECAST PREVIOUS FORECAST LAST FORECAST PREVIOUS LATEST Woodfree -25 199 - 256 550 760 525 1,215 Tissue 1,184 833 1,518 1,390 903 727 3,605 2,950 Cartonboard 2,428 2,128 1,300 2,100 300 380 8,158 8,773 Total 3,587 3,160 2,818 3,746 1,753 1,867 8,158 8,773 Source: Fibria and Independent Consultants

72 INVESTOR RELATIONS E-MAIL: IR@FIBRIA.COM.BR PHONE: +55 11 2138 4565 WEBSITE: WWW.FIBRIA.COM.BR/IR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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